[redacted]

08027024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12769

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pyramid Funds Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Everett Road Extension
(No. and Street)

Albany (City) New York (State) 12205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott, Stackrow & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

314 Hoosick Street (Address) Troy (City) New York (State) 12180 (Zip Code)

SEC Mail Processing Section
FEB 27 2008
Washington, DC
104

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Biondo II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Funds Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SONYA J STACK
Notary Public - State of New York
NO. 01ST5081712
Qualified in Albany County
My Commission Expires 7/7/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYRAMID FUNDS CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2007 AND 2006

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

INDEPENDENT AUDITOR'S REPORT

SS&C

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

We have audited the accompanying balance sheets of Pyramid Funds Corporation as of December 31, 2007 and 2006, and the related statements of income (loss) and comprehensive income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Funds Corporation as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Scott, Stackrow & Co. CPAs, P.C.

Troy, New York
February 19, 2008

PYRAMID FUNDS CORPORATION
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Current Assets		
Cash and cash equivalents	$ 8,667	$ 4,066
Accounts receivable - net of allowance for uncollectible accounts of $0 and $0, respectively	112,805	112,902
Investments - marketable equity securities	267,219	248,234
Prepaid expenses	3,459	2,541
Other receivables	477	0
Total Current Assets	392,627	367,743
Property and Equipment		
Furniture and fixtures	89,090	137,493
Less: Accumulated depreciation	80,576	106,539
Property and Equipment, net	8,514	30,954
Other Assets		
Loans receivable - related companies	6,521	45,374
Officer loan	58,608	0
	65,129	45,374
TOTAL ASSETS	$ 466,270	$ 444,071

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current Liabilities		
Line of credit	$ 60,000	$ 0
Accounts payable	48,371	52,654
Accrued payroll	12,896	9,421
Other current liabilities	225	27,587
Total Current Liabilities	121,492	89,662
Long-Term Liabilities		
Officer loan	0	2,610
Loan payable - related companies	3,796	0
Total Long-Term Liabilities	3,796	2,610
Total Liabilities	125,288	92,272
Stockholders' Equity		
Common stock - no par value, 200 shares authorized 56.66 shares issued and outstanding	5,000	5,000
Retained earnings	279,373	283,668
Unrealized gain on marketable equity securities	67,119	73,641
Less: Treasury stock, 53.34 shares at cost	(10,510)	(10,510)
Total Stockholders' Equity	340,982	351,799
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 466,270	$ 444,071

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Income		
Commission income	$ 744,866	$ 679,839
Interest, dividends and capital gains	10,090	10,313
Gain (loss) on sale of marketable securities	18,018	5,113
Management fee income	20,000	25,000
Miscellaneous income	35,000	0
Gain (loss) on sale of asset	(521)	0
Total Income	827,453	720,265
Operating Expenses		
Payroll expense	146,327	155,644
Payroll expense - officers	191,615	145,600
Payroll tax expense	25,918	24,133
Commissions	103,121	80,828
Group medical/dental	46,761	47,929
Office	72,239	73,199
Retirement plan	30,000	30,000
Meals and entertainment	12,061	12,875
Travel promotion	31,204	27,145
Vehicle expense	42,793	45,951
Professional fees	11,322	25,117
Utilities and telephone	6,282	5,882
Advertising	0	1,200
Rent	30,000	20,500
Depreciation/amortization	12,918	12,538
Insurance	4,640	4,725
Donations	1,420	800
Dues and subscriptions	95	1,083
Assessment and training fees	0	962
Miscellaneous	14,807	19,888
Total Operating Expenses	783,523	735,999
Net Income (Loss) Before Provision for Taxes	43,930	(15,734)
Income Tax Expense	225	225
Net Income (Loss)	43,705	(15,959)
Other Comprehensive Income		
Unrealized gain (loss) on available for sale securities	(6,522)	20,864
Comprehensive Income	$ 37,183	$ 4,905
Accumulated Comprehensive Income, Beginning	$ 73,641	$ 52,777
Other Comprehensive Income	9,771	22,237
Reclassification adjustment for realized gain	(16,293)	(1,373)
Accumulated Comprehensive Income, Ending	$ 67,119	$ 73,641

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Retained Earnings, Beginning	$ 283,668	$ 299,627
Net Income (Loss)	43,705	(15,959)
Shareholder distribution	(48,000)	0
Retained Earnings, Ending	$ 279,373	$ 283,668

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash Flows From Operating Activities		
Net income (loss)	$ 43,705	($ 15,959)
Adjustments to reconcile increase in net income (loss) to net cash provided by operating activities:		
Depreciation	12,918	12,538
(Gain) loss on sale of marketable securities	(16,293)	(5,113)
Loss on sale of assets	521	0
(Increase) decrease in:		
Accounts receivable	97	(16,779)
Prepaid expenses	(918)	528
Other receivables	(477)	0
Increase (decrease) in:		
Accounts payable	(4,283)	35,125
Accrued payroll	3,475	4,241
Other current liabilities	(27,362)	125
Net Cash Provided by Operating Activities	11,383	14,706
Cash Flows From Investing Activities		
Purchase of marketable securities	(72,080)	(27,838)
Proceeds from sale of marketable securities	62,866	16,500
Proceeds from sale of assets	9,000	0
Purchase of fixed assets	0	(5,200)
Loan receivable - related companies	11,491	887
Loan payable - related companies	3,796	0
Officer loan	(33,855)	0
Net Cash Used by Investing Activities	(18,782)	(15,651)
Cash Flows From Financing Activities		
Proceeds from line of credit	60,000	0
Shareholder distribution	(48,000)	0
Net Cash Provided by Financing Activities	12,000	0
Net Increase (Decrease) in Cash and Cash Equivalents	4,601	(945)
Cash and cash equivalents - January 1	4,066	5,011
Cash and cash equivalents - December 31	$ 8,667	$ 4,066

Supplemental Disclosures of Cash Flow Information

	2007	2006
Cash paid during the year for:		
Interest	$ 0	$ 0
Taxes	225	225

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pyramid Funds Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides brokerage services for mutual funds and annuities from its location in Albany, New York.

Marketable Equity Securities

The Company's marketable securities consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date.

Since the Company does not intend to sell these securities in the near term, they are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses reported as a separate component within the stockholders' equity section of the balance sheets. Realized gains and losses on all marketable securities are determined by specific identification and are charged or credited to current earnings.

Income Taxes

The Company reports income for tax purposes on the cash basis.

The Company has elected, effective January 1, 1996, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the shareholders are liable for federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision for liability except New York minimum franchise tax has been included in the financial statements.

Depreciation

Depreciation expense related to furniture, equipment and improvements is calculated using straight-line and accelerated methods over their estimated useful lives.

Accounts Receivable

Accounts receivable are presented at face value, net of the allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable (Continued)

maintained at a level believed adequate by management to absorb estimated bad debts based on current economic conditions.

Property and Equipment

Property and Equipment are stated at cost. Major expenditures for property acquisitions and those expenditures which substantially increase useful lives are capitalized. Expenditures for maintenance, repairs and minor replacements are expensed as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation or amortization is removed from the accounts and resulting gains or losses are included in income.

Cash Equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft position, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Compensated Absences

Employees of the Company are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when paid to employees.

NOTE 2 – RELATED PARTY TRANSACTIONS

Various amounts have been advanced to/from the Company's officers and other businesses owned by the shareholders. There is no set repayment schedule and interest has been provided at various rates. The net amount due from officers and other businesses at December 31, 2007 and 2006 is $61,333 and $42,764, respectively.

The Company rents its facility on a month to month basis from a corporation owned by shareholders of the Company. Rent paid for 2007 and 2006 is $30,000 and $20,500, respectively.

The Company received management fees income from companies owned by the shareholders. Income for 2007 and 2006 was $20,000 and $25,000, respectively.

NOTE 3 – MARKETABLE EQUITY SECURITIES

Investments classified as available for sale are carried at fair value and consist of the following at December 31, 2007:

	Cost	Market
4,728.832 - Jennison Conservative Growth Fund Cl L	$ 25,720	$ 37,783
3,682.820 - SunAmerica Tax Managed EQ Fund A	62,866	63,639
703.996 shares - SunAmerica Focused Small-Cap CI A	8,861	10,968
1,000 shares - Walt Disney Co. (Dis.)	17,511	32,280
1,000 shares - General Electric Co. (GE)	23,991	37,070
250 shares - Intl. Business Machs (IBM)	19,809	27,025
500 shares - Weight Watchers Intl., Inc. (WTW)	21,861	22,590
62 shares - CSX Corp.	2,289	2,728
340 shares - Garmin Ltd.	17,200	32,980
76 shares - Citadel Broadcasting Com	0	156
Total	$ 200,108	$ 267,219

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of:

	2007		2006	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Furniture and fixtures	$ 35,307	$ 30,808	$ 35,307	$ 29,988
Equipment	36,269	32,365	36,269	29,948
Leasehold improvements	17,514	17,403	17,514	17,403
Vehicles	0	0	48,403	29,200
Total	89,090	$ 80,576	137,493	$ 106,539
Less: Accumulated Depreciation	80,576		106,539	
Property and Equipment, net	$ 8,514		$ 30,954	

Depreciation and amortization amounted to $12,918 and $12,538 for the years ended December 31, 2007 and 2006, respectively.

NOTE 5 – OPERATING LEASE

The Company rents its office facility on a month to month basis. Total rents paid for the facility during 2007 and 2006 were $30,000 and $20,500, respectively. See Note 2.

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees who have one year of service and who are 21 years of age. Contributions are determined annually by the board of directors and may range from 0.00% - 25.0%. Contributions for the years ended December 31, 2007 and 2006 were $30,000 and $30,000, respectively.

NOTE 7 - CLIENT DISBURSEMENT ACCOUNT

The Company maintains a special bank account for the exclusive benefit of the customers of the Company, through which all transactions between the Company and its customers are effectuated. The special bank account had a bank balance of $0 and $84,386 at December 31, 2007 and 2006, respectively, and a book balance of $0 at December 31, 2007 and 2006.

NOTE 8 – LINE OF CREDIT

The Company has available a line of credit with First Niagara Bank which provides for borrowings up to $60,000 at prime rate plus 0.0%, currently 7.25%. The note is unsecured and guaranteed by the shareholders of the Company. Balance due at December 31, 2007 and 2006 was $60,000 and $0, respectively.

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

Our report on our audits of the basic financial statements of Pyramid Funds Corporation for 2007 and 2006 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report on Schedules I through VIII, inclusive, is presented for the purpose of additional analysis and as required by Rule 17a-5 of the Securities and Exchange Commission, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott, Stackrow & Co. CPAs, P.C.

Troy, New York
February 19, 2008

PYRAMID FUNDS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

SCHEUDLE I

ASSETS

Assets		
Cash	$	8,667
Accounts receivable		112,805
Investments - marketable securities, at market value		267,219
Prepaid expenses		3,459
Loans receivable - related companies		6,521
Property and equipment, net of depreciation		8,514
Other receivables		477
Officer loan		58,608
TOTAL ASSETS	$	466,270

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Line of credit	$	60,000
Accounts payable		48,371
Accrued payroll		12,896
Other current liabilities		225
Loan payable - related companies		3,796
Total Liabilities		125,288
Stockholders' Equity		
Common stock		5,000
Retained earnings		346,492
Total		351,492
Less: Treasury stock		(10,510)
Total Stockholders' Equity		340,982
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	466,270

PYRAMID FUNDS CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

SCHEDULE II

Revenues	
Commissions	$ 744,866
Interest and dividends	10,090
Management fee income	20,000
Gain - realized and unrealized on firm securities investment account	11,496
Miscellaneous income	35,000
Gain (loss) on sale of asset	(521)
Total Revenues	820,931
Operating Expenses	
Payroll	337,942
Commissions	103,121
Other expenses	342,685
Total Expenses	783,748
Net Income	$ 37,183

PYRAMID FUNDS CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

SCHEDULE III

Total ownership equity from statement of financial condition	$ 340,982
Total non-allowable	(175,508)
Net capital before haircuts on securities positions	165,474
Haircuts on trading securities	(40,505)
Net Capital	$ 124,969

PYRAMID FUNDS CORPORATION
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2007

SCHEDULE IV

	Capital Stock	Retained Earnings	Treasury Stock	Total
STOCKHOLDERS' EQUITY				
Balance, January 1, 2007	$ 5,000	$ 357,309	($ 10,510)	$ 351,799
Add: Net income	0	37,183	0	37,183
Less: Shareholder distribution	0	(48,000)	0	(48,000)
Balance, December 31, 2007	$ 5,000	$ 346,492	($ 10,510)	$ 340,982
NET CAPITAL COMPUTATION				
Balance, December 31, 2007 (above)	$ 5,000	$ 346,492	($ 10,510)	$ 340,982
Less: Non-allowable Equity:				
Accounts receivable	0	(97,929)	0	(97,929)
Fixed assets, net	0	(8,514)	0	(8,514)
Deferred loans receivable	0	(65,129)	0	(65,129)
Other assets	0	(3,936)	0	(3,936)
Qualified Equity	5,000	170,984	(10,510)	165,474
Less: Haircut on trading securities:				
Investments at market value:				
Common Stocks (154,828 x 15%)	0	(23,224)	0	(23,224)
Mutual Funds (112,390 x 15%)	0	(16,859)	0	(16,859)
Money Market (6,219 x 2%)	0	(124)	0	(124)
Undue Concentration	0	(298)	0	(298)
	$ 5,000	$ 130,479	($ 10,510)	$ 124,969

PYRAMID FUNDS CORPORATION
COMPUATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2007

SCHEDULE V

Minimum net capital requirement (6-2/3% of $125,288)	$ 8,353
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	25,000
Net Capital Requirement	$ 25,000
Excess net capital	$ 99,969
Excess net capital at 100%	$ 99,969

Computation of Aggregate Indebtedness

Total Liabilities	$ 125,288
Percentage of aggregate indebtedness to net capital $125,288/124,969	1.003

PYRAMID FUNDS CORPORATION **SCHEDULE VI**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, Beginning of Year	$ 351,799
Net Income	37,183
Shareholder distribution	(48,000)
Balance, End of Year	$ 340,982

PYRAMID FUNDS CORPORATION
STATEMENT OF CASH FLOWS WITH SECURITY INVESTMENTS STATED AT MARKET VALUE
FOR THE YEAR ENDED DECEMBER 31, 2007

SCHEDULE VII

Cash Flows From Operating Activities	
Net income	$ 37,183
Non cash items included in net income	
Loss on sale of mareketable security	(9,771)
Loss on sale of assets	521
Depreciation	12,918
(Increase) decrease in receivables/prepaid expenses	(1,298)
Increase (decrease) in payables	(28,170)
Net Cash Provided by Operating Activities	11,383
Cash Flows From Investing Activities	
Proceeds from sale of marketable securities	62,866
Proceeds from sale of assets	9,000
Increase (decrease) in loan receivable	11,491
Purchase of marketable securities	(72,080)
Loan payable - related companies	3,796
Officer loan	(33,855)
Net Cash Used by Investing Activities	(18,782)
Cash Flows From Financing Activities	
Proceeds from line of credit	60,000
Shareholder distribution	(48,000)
Net Cash Provided by Financing Activities	12,000
Net Increase (Decrease) in Cash and Cash Equivalents	4,601
Cash and cash equivalents - January 1	4,066
Cash and cash equivalents - December 31	$ 8,667

NET CAPITAL REQUIREMENTS

The quarterly unaudited Form X-17A-5, Focus Report, Part II prepared by Pyramid Funds Corporation for the period ending December 31, 2007 was compared with the audited report at December 31, 2007. Differences resulted from year end adjusting entries.

Pursuant to provisions of Section O of the Securities Investors Act of 1970, as amended, Pyramid Funds Corporation has, as its collection agent the Financial Industry Regulatory Authority, and has a certificate of exclusion from the membership (Form S.I.P.C.-3). It is our opinion that the filing of Form S.I.P.C.-3 on January 2, 1980, is a continuous election and Pyramid Funds Corporation, in regard to its 2005 operation, continued to operate in accordance with its exclusion under Section 3(a)2 of the Securities Investors Act of 1970.

NOTE 1 - MARKETABLE SECURITIES

Investments are carried at market value as required by the Financial Industry Regulatory Authority.

Investments consist of the following:

	Cost	Market Value
4,728.832 shares - Jennison Conservative Growth Fund Cl L	$ 25,720	$ 37,783
3,682.820 shares - SunAmerica Tax Managed EQ Fund A	62,866	63,639
703.996 shares - SunAmerica Focused Small - Cap Cl A	8,861	10,968
1,000 shares - Walt Disney Co.	17,511	32,280
1,000 shares - General Electric Co.	23,991	37,070
250 shares - Intl. Business Machs	19,809	27,025
500 shares - Weight Watchers Intl., Inc.	21,861	22,590
62 shares - CSX Corp.	2,289	2,728
340 shares - Garmin Ltd.	17,200	32,980
76 shares - Citadel Broadcasting Com	0	156
Total	$ 200,108	$ 267,219

NOTE 2 - RECONCILIATION OF ORIGINAL FOCUS REPORT FOR DECEMBER 31, 2007 TO AUDITED REPORT

The differences between the Focus report originally filed for the quarter ended December 31, 2007 and the audited Focus report are as follows:

ASSETS

	Focus Report	Audited Finances	Variance	Explanation
Cash	$ 8,667	$ 8,667	$ 0	
A/R	112,805	112,805	0	Adjustments to year-end actual
Other A/R	0	477	477	Year-end adjustments
Securities	267,219	267,219	0	
Property	20,153	8,514	(11,639)	Year-end reclassification and depreciation adjustment
Prepaid expenses	0	3,459	3,459	Year-end adjustment
Loan receivable related company	55,820	6,521	(49,299)	Year-end adjustments
Officer loan	0	58,608	58,608	Year-end adjustments
TOTAL ASSETS	$ 464,664	$ 466,270	$ 1,606	

NOTE 2 - RECONCILIATION OF ORIGINAL FOCUS REPORT FOR DECEMBER 31, 2007 TO AUDITED REPORT (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 150,957	48,371	(102,586)	Year-end adjustment
Accrued payroll	0	12,896	12,896	Year-end payroll accrual adjustment
Other current liabilities	0	64,021	64,021	Intercompany loans, line of credit
Total Liabilities	150,957	125,288	(25,669)	
Prior Retained Earnings	462,092	357,309	(104,783)	Year-end adjustment
Profit & Loss	(142,875)	37,183	180,058	Net Profit & Loss effect of Adjusting Journal Entries
Distributions	0	(48,000)	(48,000)	Reclassification of distributions
Total Retained Earnings	319,217	346,492	27,275	
Common Stock	5,000	5,000	0	
Treasury Stock	(10,510)	(10,510)	0	
Total Equity	313,707	340,982	27,275	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 464,664	$ 466,270	$ 1,606	

ADDITIONAL INFORMATION

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

In planning and performing our audit of the financial statements and supplemental schedules of Pyramid Funds Corporation for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Scott, Stackrow & Co. CPAs, P.C.

Troy, New York
February 19, 2008

END